FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
FURTHER JOINT CAUTIONARY ANNOUNCEMENT

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 24 July, 2003

By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs

Gold Fields Limited	Mvelaphanda Resources Limited
Registration Number: 1968/004880/06	Registration number: 1980/001395/06
ISIN ZAE00008123	ISIN: ZAE000037610
JSE & NYSE Code: GFI	JSE Code: MVL
(“Gold Fields”)	("Mvela Resources")

FURTHER JOINT CAUTIONARY ANNOUNCEMENT

In the announcement date 10 June 2003, shareholders were advised that agreement in principle had been reached in terms of which a broad based black economic empowerment consortium, led by Mvela Resources will, for a consideration of R4.1 billion, acquire a beneficial interest of 15% in the South African gold mining assets of Gold Fields (“the transaction”).

Further to this announcement on 10 June 2003, shareholders are advised that while the transaction is progressing, Gold Fields and Mvela Resources are still finalising certain aspects of the transaction.

Accordingly, shareholders of both Gold Fields and Mvela Resources are advised to continue to exercise caution when dealing in securities of the respective companies, until a further announcement is made.

Johannesburg
24 July 2003

Merchant Bank to Mvela Resources	Financial Advisor and transactional
RMB Corporate Finance	sponsor to Gold Fields
A division of FirstRand Bank Limited	JP Morgan
Attorneys to Mvela resources for the	Corporate law advisors and consultants
transaction	to Gold Fields
Werksmans Inc.	Edward Nathan & Friedland (Pty) Limited
(Registration number 1990/007215/21)	Corporate Law Advisors and Consultants
(Registration number 1999/026464/21)
Sponsor to Mvela Resources PricewaterhouseCoopers Corporate Finance (Proprietary) Limited